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CORUS ENTERTAINMENT INC.

 NOTICE AND
MANAGEMENT INFORMATION CIRCULAR

 FOR THE
ANNUAL MEETING
OF SHAREHOLDERS
JANUARY 14, 2009

CORUS ENTERTAINMENT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of Shareholders of CORUS ENTERTAINMENT INC. (the "Company") will be held at the Corus Entertainment Corporate Offices: 630 3rd Avenue S.W., Calgary, Alberta, Canada, on Wednesday, the 14th day of January, 2009, at 2:00 p.m. (Mountain Time) for the following purposes:

  1.
  to receive and consider the consolidated financial statements of the Company for its financial year ended August 31, 2008, together with the report of the auditors thereon;

  2.
  to fix the number of directors within the minimum and maximum number at 12;

  3.
  to elect directors for the ensuing year;

  4.
  to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

  5.
  to transact such further and other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

        A copy of the Management Information Circular accompanies this Notice. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Copies of the Company's 2008 Annual Report which includes its consolidated financial statements for the fiscal year ended August 31, 2008 and the Company's current Annual Information Form may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3 or by visiting the Investor Information section of the Company's website at www.corusent.com.

        Only Class A participating shareholders of record at the close of business on November 28, 2008 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

        Class A participating shareholders who do not expect to attend the Meeting in person are requested to complete the accompanying proxy and mail it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, so that it will be in the possession of the Company not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, to be used at the Meeting or an adjournment or postponement thereof. A self-addressed envelope is provided for this purpose.

        Holders of Class A participating shares of the Company will be entitled to vote separately as a class on any resolution put forward at the Meeting. Holders of Class B non-voting participating shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration.

        DATED at Toronto, Ontario this 11th day of December, 2008.

By Order of the Board of Directors
JOHN R. (JACK) PERRATON Secretary

 TABLE OF CONTENTS

Page#
Part I — Voting
Proxy Solicitation	1
Appointment of Proxies	1
Revocation of Proxies	1
Voting of Proxy	1
Voting Shares and Principal Holders Thereof	2
Restrictive Shares	2
Part II — Business of the Meeting
Financial Statements	3
Number of Directors	3
Election of Directors	3
Appointment and Remuneration of Auditors	7
Principal Accounting Fees and Services — Independent Auditors	7
Shareholder Proposals	8
Part III — Corporate Governance
Statement of Corporate Governance Practices	9
Director Independence Standards	9
Part IV — Compensation and Other Information
Compensation of Directors	10
Report on Executive Compensation	13
Executive Compensation	16
Performance Graph	22
Indebtedness of Directors, Executive Officers and Senior Officers	22
Directors' and Officers' Shareholdings	24
Directors' and Officers' Insurance	24
Normal Course Issuer Bid	24
Particulars of Other Matters	24
2009 Shareholder Proposals	24
Additional Information	24
Certificate	25
Schedule A
Statement of Corporate Governance Practices	A-1
Table 1 — TSX Guidelines	A-1
Table 2 — NYSE Corporate Governance Guidelines	A-9
Table 3 — Sarbanes-Oxley Act and Related United States Requirements	A-11

CORUS ENTERTAINMENT INC.

ANNUAL MEETING OF SHAREHOLDERS
JANUARY 14, 2009

MANAGEMENT INFORMATION CIRCULAR

Part I — VOTING

PROXY SOLICITATION

        This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the "Company" or "Corus") for use at the Annual Meeting (the "Meeting") of Shareholders of the Company to be held at 2:00 p.m. (Mountain Time) on Wednesday, January 14, 2009 at the Corus Entertainment Corporate Offices: 630 3rd Avenue S.W., Calgary, Alberta, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 28, 2008. This solicitation is made by management of the Company. All sums are expressed in Canadian dollars.

        The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Company for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Company.

APPOINTMENT OF PROXIES

        The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the Meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

        A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized in writing and deposited with the Company, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chair of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

VOTING OF PROXY

        The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly. In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the

Notice of Meeting, including the fixing of the number of directors at 12, the election of directors, the appointment of auditors, and the authorization of the directors to fix the remuneration of such.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        Only the holders of Class A participating shares ("Class A Voting Shares") of the Company of record at the close of business on November 28, 2008, the record date fixed by the directors of the Company, will be entitled to vote on all matters at the Meeting. Each holder of Class A Voting Shares is entitled to one vote for each such share held. As at November 28, 2008, there were 3,445,358 Class A Voting Shares and 76,586,434 non-voting participating shares ("Class B Non-Voting Shares") outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE").

        As at November 28, 2008, the only person or company who, to the knowledge of the Company, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Company is JR Shaw, who beneficially owns, controls or directs 2,906,896 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount represents approximately 84.4% of the issued and outstanding Class A Voting Shares. JR Shaw, members of his family and companies owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Voting Shares of the Company they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Company has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 12, the election of directors, the appointment of auditors and their remuneration.

RESTRICTIVE SHARES

        Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Company except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a takeover bid is made for the Class A Voting Shares of the Company, exclusive of the Class B Non-Voting Shares, a holder of Class B Non-Voting Shares may, at his or her option, and only for the purpose of such takeover bid, convert any or all Class B Non-Voting Shares then held by such holder into Class A Voting Shares on the basis of one Class A Voting Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Company's Articles, the Company is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

        The Consolidated Financial Statements for the year ended August 31, 2008, are included in the Annual Report, which may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3 or by visiting the Investor Information section of the Company's website at www.corusent.com.

NUMBER OF DIRECTORS

        The Articles of the Company provide for a minimum of three and a maximum of 15 directors. It is proposed that the number of directors to be elected at the Meeting be fixed at 12. Management recommends voting in favour of the fixing of the number of directors at 12. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the fixing of the number of directors at 12.

 ELECTION OF DIRECTORS

Proposed Nominees

        The following are the nominees proposed for election as directors of the Company to hold office until the next Annual Meeting of Shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. The Shareholders will elect each nominee separately based on a majority of votes cast at such Annual Meeting of Shareholders. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

        The term of office for each person will be until the next Annual Meeting or until his or her successor is elected or appointed. In the event that prior to the Meeting any of the nominees listed below decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

Table 1 — Director Nominees and Proposed New Directors

PIERRE BÉLAND BA, BCL, Age 63 Montreal, Quebec
Mr. Béland is President of Métromédia Plus, a Montreal-based transit advertising company. Prior to this, he held the position of President of Corus Radio Québec, Métromédia Broadcasting and Télémedia Québec. Mr. Béland is a member of the Québec Bar Association and is also involved with a number of charitable organizations. Mr. Béland has an extensive background in broadcasting and other advertising-supported media with specific knowledge of the Quebec market.

 Corus Board Details:
    •  Director since July 2002
    •  Member of the Human Resources Committee
    •  Meets share ownership guidelines(1)
• Independent

FERNAND BÉLISLE BA, Age 52 Breckenridge, Quebec
Mr. Bélisle is a consultant to a variety of Canadian and international broadcast and telecommunications clients. From 1990 to 1997, Mr. Bélisle served as Vice Chair (Broadcasting) of the Canadian Radio-Television and Telecommunications Commission. This followed a series of senior positions at the CRTC and the Department of Communications which is now known as the Department of Canadian Heritage. Mr. Bélisle's business career has included positions with Télémedia Communications Ltd. and in audit and tax specialist roles with Coopers & Lybrand. Mr. Bélisle is a director of Jade Tower Inc., an owner/operator of communications towers across Canada. Mr. Bélisle is a past director of Corus Entertainment Inc.

 Corus Board Details:
• Mr. Bélisle is a proposed new director

JOHN M. CASSADAY BA, MBA, Age 55 Toronto, Ontario
Mr. Cassaday resides in Toronto, Ontario. He is President and CEO of Corus Entertainment Inc., a position which he has held since the creation of Corus in September 1999. Prior to the creation of Corus, Mr. Cassaday was President, Shaw Media. He is a Director of Manulife Financial and Sysco Corporation.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee. Ex-officio member of the Audit, Corporate Governance and
        Human Resources Committees
    •  Meets share ownership guidelines(1)
• Non-Independent (President & CEO of Corus)

DENNIS ERKER CLU, Age 63 Edmonton, Alberta
Mr. Erker is a Partner in the Fairley Erker Advisory Group, a financial and estate planning company. Mr. Erker is the Chairman of Canadian Hydro Developers Inc., a Director of First Canadian Insurance Company and Millennium Insurance Company, and serves as a Director of several charitable organizations. He has served as Chair of the Board of the Edmonton Eskimos, Governor of the CFL, and Director of the Alberta Workers' Compensation Board, The Citadel Theatre and the Alberta Securities Commission. Mr. Erker is a graduate of the Institute of Corporate Directors.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee and Chair of the Corporate Governance Committee. Member
        of the Human Resources Committee
    •  Meets share ownership guidelines(1)
• Independent

CAROLYN HURSH BSW, MSW, Age 56 Calgary, Alberta
Ms. Hursh is the Chairman of James Richardson & Sons, Limited (JRSL), a family owned and managed conglomerate established in 1857, whose subsidiaries include Richardson International, Richardson Pioneer, Richardson Oilseed Processing, Richardson Nutrition, Tundra Oil & Gas Limited, Lombard Realty Limited, Richardson Partners Financial Limited and Richardson Capital Limited. Ms. Hursh chairs the JRSL Corporate Governance Committee and is a member of the Audit and Compensation committees. Ms. Hursh is also Chair of the Max Bell Foundation and is a member of the Advisory Committee of the Family Business Management Program at the University of Calgary.

 Corus Board Details:
    •  Director since December 2005
    •  Member of the Corporate Governance Committee
    •  Meets share ownership guidelines(1)
• Independent

WENDY A. LEANEY BA (Hon), Age 61 Toronto, Ontario
Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto. Prior to that, Ms. Leaney was Managing Director and Co-Head Global Communications Finance for TD Securities Inc. Ms. Leaney serves on the Board of Canadian Western Bank. Ms. Leaney is a graduate of the Canadian Securities Course and is a Fellow of the Institute of Canadian Bankers.

 Corus Board Details:
    •  Director since July 2000
    •  Member of the Audit Committee
    •  Meets share ownership guidelines(1)
• Independent

SUSAN E. C. MEY B. Admin, LLB., ICD.D, Age 46 Toronto, Ontario
Ms. Mey is President and Chief Executive Officer of The Green Cricket Inc., an online global retailer of environmentally sustainable products and services, based in Toronto. Ms. Mey was President and Chair of the Board of Kodak Canada Inc. from 2005 to 2007. Prior to joining Kodak, Mey was General Counsel for The T. Eaton Company Ltd. Prior to Eaton's, Ms. Mey was the founder and manager of a Hong Kong-based software company specializing in radiology imaging and patient information solutions for the healthcare sector. Ms. Mey was called to the Ontario bar in 1989, and practiced law in a large Toronto firm prior to moving to Asia in 1991. She is qualified to practice law in Canada and Hong Kong and is a graduate of the Institute of Corporate Directors. Ms. Mey is a member of the Independent Review Committee of Fidelity Investments Canada ULC.

 Corus Board Details:
• Ms. Mey is a proposed new director

RONALD D. ROGERS BComm, CA, Age 64 Calgary, Alberta
Mr. Rogers retired as Senior Vice-President and Chief Financial Officer of Shaw Communications Inc. in August 2004. Mr. Rogers serves as a Trustee for The Brick Group Income Fund, Transforce Income Fund, and Parkland Income Fund. Mr. Rogers is a chartered accountant and a member of the Alberta Institute of Chartered Accountants. Mr. Rogers has an extensive background in business and finance including positions as President of Greb Footwear and CFO of Moore Corporation.

 Corus Board Details:
    •  Director since December 2003
    •  Chair of the Audit Committee
    •  Member of the Executive Committee
    •  Meets share ownership guidelines(1)
• Independent

CATHERINE ROOZEN BComm, Age 52 Edmonton, Alberta
Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981. Ms. Roozen also serves as a Director for Melcor Developments Ltd. Ms. Roozen serves on the Alberta Health Services Board as well as on a number of charitable boards. Ms. Roozen is a graduate of the Canadian Securities Course.

 Corus Board Details:
    •  Director since July 2001
    •  Member of the Audit Committee
    •  Meets share ownership guidelines(1)
• Independent

TERRANCE ROYER BASC, MBA, ICD.D, LLD (hon) Age 60 Calgary, Alberta
Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company. Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December 2005. He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company. Mr. Royer served on the Board of Royal Host REIT from January 1998 to June 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001 to July 2006) and Chairman of the Alberta "Access to the Future Fund" for post-secondary institutions in Alberta.

 Corus Board Details:
    •  Director since September 1999
    •  Member of the Executive Committee and Chair of the Human Resources Committee
    •  Serves as the Lead Independent Director for Corus
    •  Meets share ownership guidelines(1)
• Independent

HEATHER A. SHAW BComm, MBA, Age 49 Calgary, Alberta
Ms. Shaw is the Executive Chair of Corus Entertainment Inc., and has held the position since its inception in September 1999. Ms. Shaw is a Director for Shawcor Ltd. and Viewtrak Technologies Inc., a member of The Richard Ivey School of Business Advisory Board and past Director of Shaw Communications Inc. Ms. Shaw also sits on a number of charitable boards. Ms. Shaw holds a Bachelor of Commerce degree from the University of Alberta and an MBA from the Richard Ivey School of Business at the University of Western Ontario

 Corus Board Details:
    •  Director and Executive Chair since September 1999
    •  Chair of the Board and Chair of the Executive Committee. Ex-officio member of Audit, Corporate
        Governance and Human Resources Committees
    •  Meets share ownership guidelines(1)
• Non-Independent – Executive Chair of the Board

JULIE M. SHAW BSD, Age 47 Calgary, Alberta
Ms. Shaw is the Vice President, Facilities, Design and Management, Shaw Communications Inc. and Secretary of the Shaw Foundation, a philanthropic organization. Julie is CEO of Shaw Family Group, and a Director for the McKenzie Meadows Golf Club. Julie is also an active member of Shaw's Charitable Donations Committee and Secretary to the Board for the Shaw Foundation, a philanthropic organization founded by Francis E. Shaw in 1970. Julie is a member of the Interior Designers of Canada, the National Council for Interior Design Qualifications and the Institute of Corporate Directors. Julie holds a Bachelor of Design Science degree from Arizona State University.

 Corus Board Details:
    •  Vice Chair of the Board
    •  Director since September 1999
    •  Member of the Corporate Governance Committee
    •  Meets share ownership guidelines(1)
• Non-Independent
(1)
See Table 6.

 APPOINTMENT AND REMUNERATION OF AUDITORS

        Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Company to hold office until the close of the next Annual Meeting of shareholders. Ernst & Young LLP have been auditors of the Company since its inception and no portion of their annual fees are for consulting services. It is intended that on any ballot that may be called for relating to the appointment of auditors, the Class A Voting Shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of the Company to hold office until the next Annual Meeting of shareholders, unless authority to do so is withheld.

 PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

        Fees payable to the Registrant's independent auditor, Ernst and Young LLP, for the years ended August 31, 2008 and 2007 totalled $1,871,000 and $1,696,355 respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2008	Year Ended August 31, 2007

Audit Fees	1,648,000	1,333,000

Audit-Related Fees	103,000	266,500

Tax Fees	85,500	96,855

All Other Fees	10,000	—

Total	1,846,500	1,696,355

        The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below.

Audit Fees

        Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under "Audit Fees" above. These services consisted of employee benefit plan audits, non-statutory audits of wholly owned subsidiaries, assistance with the Company's plans to comply with Section 404 of the Sarbanes-Oxley Act of 2002, assistance with the adoption of International Financial Reporting Standards (IFRS) and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

        Tax fees were for tax compliance, tax advice and tax-planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

        The Company's Audit Committee has a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the chief financial officer ("CFO") makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

        As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company's policy and pre-approval procedures. In 2008, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

SHAREHOLDER PROPOSALS

        There were no proposals brought forward by shareholders of Corus Entertainment Inc. to raise at the 2008 Annual Meeting of Shareholders.

Part III — CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE

        Corporate governance relates to the activities of the Board of Directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.

        The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making. The TSX Committee on Corporate Governance has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. A company listed on the TSX is required to disclose annually its approach to corporate governance with reference to the guidelines and the TSX Guidelines. The Company provided chief executive officer ("CEO") and chief financial officer ("CFO") certifications as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. In addition, as a foreign private issuer listed on the NYSE, the Company is required to meet the regulations of the Sarbanes-Oxley Act of 2002 (the "Act") and the NYSE listing guidelines. The Act requires increased financial and other types of disclosure and enhanced corporate governance practices while imposing new levels of potential civil and criminal liability on senior officers. The Company was an early adopter of many of the new requirements. The Company provided CEO and CFO certifications as required under Section 302 and 906 of the Act for its annual report Form 40-F filed for fiscal 2002 and subsequent fiscal years, as the new rules required certifications for fiscal year ends which ended after August 29, 2002. The audit committee requirements now include enhanced independence criteria for audit committee members, the designation of a financial expert, pre-approval of permissible non-audit services to be performed by the Company's auditors and the establishment of procedures for the anonymous submission of complaints regarding the Company's accounting and auditing practices. The Company also provided certification as required under Section 404 of the Act for its annual report Form 40-F filed for fiscal 2006 and subsequent fiscal years. The new certification requires the CEO and CFO to certify the design and operating effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Company has adopted a Code of Conduct and Business Ethics for its directors, officers and employees and created a Disclosure Committee to ensure that the Company's disclosure controls and procedures are operating effectively. The Company has ensured and will continue to ensure that its practices are in accordance with the Act as the various provisions become effective.

        See Schedule A of this circular which details the corporate governance practices of the Company and confirms the Company's compliance, as applicable, with the TSX Guidelines.

        A summary of the significant ways in which the Company's governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE Corporate Governance Rules ("NYSE Rules") is maintained on the Company's website at www.corusent.com.

DIRECTOR INDEPENDENCE STANDARDS

        A majority of the Company's directors are independent (NYSE Rules) or unrelated (TSX Guidelines). To be considered independent or unrelated under these rules, the Board must determine that a director has no direct or indirect material relationship with the Company.

        Of the 10 current Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. One of the eight outside directors is a related and non-independent director. The Board considers Julie Shaw, Vice Chair, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related and non-independent director. If elected, Fernand Bélisle and Susan May would both be considered independent and unrelated directors.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

        Table 2 reflects the remuneration paid to non-executive directors of the Company.

Table 2 — Director Remuneration for Fiscal 2008

Annual Board retainer	$35,000

Lead Director and Vice Chair retainer	$5,000

Committee Chair retainer	$6,000

Audit Committee Chair retainer	$10,000

Fee per Board meeting attended	$1,500

Fee per Committee meeting attended	$1,000

Fee per Audit Committee meeting attended	$1,500

        The Company paid a total of $309,500 to eight directors for their annual Board and, if applicable, Committee Chair retainers, a total of $107,500 to eight directors for their attendance at meetings of the Board or its Committees and a total of $8,000 to eight directors in travel supplements for meetings during the fiscal year ended August 31, 2008. There were no funds set aside for pension benefits or health costs as Corus does not have a retirement plan in place for Directors.

        Table 3 reflects compensation paid to Directors in fiscal 2008 and 2007. As described on the next page, directors may have his or her fees paid in cash or deferred share units ("DSUs").

Table 3 — Directors' Compensation for Fiscal 2008 and 2007

Name	Fiscal Year	Board Retainer ($)	Other Retainer ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Travel Supplement(1) ($)	Total Fees Paid ($)	Portion of Fees Taken in Cash or DSUs

Pierre Béland	2008 2007	35,000 27,000	— —	7,500 7,500	5,000 5,500	1,000 1,500	48,500 41,500	100% DSU 100% DSU

John Cassaday	2008 2007	— —	— —	— —	— —	— —	— —	— —

Dennis Erker	2008 2007	35,000 27,000	6,000 5,000	7,500 10,500	8,000 12,500	1,000 1,000	57,500 56,000	100% DSU 100% DSU

Carolyn Hursh	2008 2007	35,000 27,000	— —	7,500 9,000	4,000 4,000	1,000 1,000	47,500 41,000	100% cash 100% cash

Wendy Leaney	2008 2007	35,000 27,000	— 5,625	7,500 10,500	6,000 7,000	1,000 1,500	49,500 51,625	100% cash 100% cash

Ronald Rogers	2008 2007	35,000 27,000	10,000 1,875	7,500 9,000	8,000 5,000	1,000 1,000	61,500 43,875	100% cash 100% cash

Catherine Roozen	2008 2007	35,000 27,000	— —	7,500 10,500	7,000 11,000	1,000 1,000	50,500 49,500	100% DSU 100% DSU

Terrance Royer	2008 2007	35,000 27,000	11,000 5,000	7,500 10,500	6,500 15,500	1,000 1,000	61,000 59,000	100% DSU 100% DSU

Heather Shaw	2008 2007	— —	— —	— —	— —	— —	— —	— —

Julie Shaw	2008 2007	35,000 27,000	2,500 —	7,500 7,500	3,000 —	1,000 500	49,000 35,000	100% cash 100% cash

TOTAL	2008 2007	280,000 216,000	29,500 17,500	60,000 75,000	47,500 60,500	8,000 8,500	425,000 377,500

(1)
Julie Shaw receives an additional monthly fee of $10,000 as a consultant to the Corporation on its real estate development in Toronto.

Interlocking Directorships

        As at November 28, 2008, no directors served together on the boards of directors of other publicly-traded companies.

Board and Committee Attendance of Directors

        Table 5 provides a summary of Board and Committee meetings held during fiscal 2008.

Table 4 — Summary of Meetings for Directors

Board	5

Audit Committee	4

Corporate Governance Committee	4

Executive Committee	nil

Human Resources Committee	5

Total number of meetings held	18

        Table 5 provides a summary of attendance for Board and Committee members during fiscal 2008.

Table 5 — Summary of Attendance for Directors

Name	Board Meetings Attended	Committee Meetings Attended	% of Board Meetings Attended	% of Committee Meetings Attended

Pierre Béland	5 of 5	5 of 5	100%	100%

John Cassaday	5 of 5	13 of 13	100%	100%

Dennis Erker	5 of 5	8 of 9	100%	89%

Carolyn Hursh	5 of 5	4 of 4	100%	100%

Wendy Leaney	5 of 5	4 of 4	100%	100%

Ronald Rogers	5 of 5	6 of 6	100%	100%

Catherine Roozen	5 of 5	5 of 5	100%	100%

Terrance Royer	5 of 5	6 of 6	100%	100%

Heather Shaw	5 of 5	13 of 13	100%	100%

Julie Shaw	5 of 5	3 of 3	100%	100%

Directors' Deferred Share Unit ("DSU") Plan

        On July 26, 2001 the Board adopted a Deferred Share Unit Plan (the "Plan"), effective September 1, 2001, for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between the individual directors and the shareholders of the Company. Under the terms of the Plan, each director may have his or her annual retainer and attendance fee paid entirely in cash or 50% in DSUs of the Company and 50% in cash or entirely in DSUs. The Deferred Share Units are redeemable when the director ceases to be a director of the Company.

        DSUs are granted to directors who participate in the Plan on a quarterly basis. The number of DSUs that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSUs multiplied by one quarter of such director's annual retainer and attendance fees divided by the closing price on the TSX of the Class B Non-Voting Shares on the last trading day of the preceding fiscal quarter. The value of a DSU when converted to cash is equivalent to the market value of Class B Non-Voting Shares at the time the redemption takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSUs to cash until the director ceases to be a member of the Board, an employee, and/or an officer of the Company and its affiliates. In fiscal 2008, four of eight eligible directors participated in the Plan. On October 26, 2006, the Board amended the DSU Plan to include senior officers. Under the amendment, senior officers may allocate a portion of their annual performance incentive to the DSU Plan. The amendment was made to promote increased share ownership in the Company. Four senior officers currently defer a portion of their annual performance incentive.

Share Ownership Guideline

        Directors are required to meet a Company share ownership threshold, to be attained within three years of the date of their appointment as a Director, equal to the greater of 4,000 shares of the Corporation or shares in value equal to three times the annual Directors' retainer. The first share ownership threshold value is to be calculated at the highest price of the Company's shares within such three year period from appointment as a Director. The share ownership threshold is to be retained thereafter during such Director's term and may be revised by a change in the amount of the annual Director's retainer. In the event that the retainer is increased so that the threshold is not met, the Director is to acquire additional shares within one year.

        Table 6 provides a breakdown of each director's current holdings of Class A Voting Shares; Class B Non-Voting Shares, DSUs and RSUs(1). As at August 31, 2008, all directors met the target ownership level.

Table 6 — Directors' Share Ownership

Name	Fiscal Year	Class A Voting Shares (#)	Class B Non-Voting Shares (#)	DSUs (#)	RSUs(1) (#)	Total Shares, DSUs and RSUs (#)	Total Shares, DSUs and RSUs(2) ($)

Pierre Béland	2008 2007	— —	154,636 26,804	10,096 7,730	— —	164,732 34,534	3,217,216 843,148

John Cassaday(1)(3)	2008 2007	20,384 20,384	494,804 433,206	64,682 62,292	110,011 105,662	689,881 621,544	13,473,375 15,174,997

Dennis Erker	2008 2007	2,450 2,450	51,196 51.196	20,229 17,168	— —	73,875 68,364	1,442,779 1,669,107

Carolyn Hursh	2008 2007	— —	11,000 6,000	— —	— —	11,000 6,000	214,830 146,490

Wendy Leaney	2008 2007	— —	7,000 7,000	— —	— —	7,000 7,000	136,710 170,905

Ronald Rogers	2008 2007	— —	8,000 8,000	— —	— —	8,000 8,000	156,240 195,320

Catherine Roozen	2008 2007	343,332 343,332	811,308 811,308	19,154 16,691	— —	1,173,794 1,171,114	22,924,196 28,592,748

Terrance Royer	2008 2007	— —	11,432 11,432	19,080 15,854	— —	30,512 27,286	595,899 666,188

Heather Shaw(1)	2008 2007	724,484 724,084	796,893 796,070	— —	103,087 98,998	1,624,464 1,619,552	31,725,781 39,541,362

Julie Shaw	2008 2007	726,482 726,082	361,286 361,286	— —	— —	1,087,768 1,087,768	21,244,109 26,557,856

(1)
The RSU Plan was implemented in fiscal 2006 and is only available to senior management of Corus Entertainment. Detailed information on the Plan can be found on page 19 of this document, in the Executive Compensation section.

(2)
The value of the Shares, DSUs and RSUs is based on the August 31, 2008 TSX closing share price of $19.53 and the August 31, 2007 TSX closing share price of $24.415.

(3)
Deferred Share Units held as a result of the allocation of a portion of the annual incentive paid in fiscal 2007 and fiscal 2008 to the DSU Plan.

REPORT ON EXECUTIVE COMPENSATION

        The Human Resources Committee (the "Committee") has the responsibility for annually setting and approving the compensation package for the Executive Chair and Chief Executive Officer and for annually reviewing and approving the compensation packages for executive officers of the Company. The Committee also reviews and approves changes to the Company's compensation policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of performance share units and stock options.

        The Committee is comprised of three independent and unrelated directors, Pierre Béland, Dennis Erker, and Terrance Royer (Chair).

Compensation Philosophy and Components of Total Compensation

        The aggregate compensation of senior officers of the Company, including the Named Executive Officers, consists of four components: base salary, short-term incentive awards and mid — and long-term incentive awards. The Company aims to ensure that each executive officer's compensation is balanced among these four components. The total cost of annual compensation to the executive team set out below represented 2.4% of the total segment profit of the Company for the fiscal year.

(i) Base Salary

        Base salary levels for all executive officers (including the Executive Chair and Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

  1.
  to attract and retain executives and senior management required for the success of the Company;

  2.
  to motivate performance;

  3.
  to provide fair and competitive compensation commensurate with an individual's experience and expertise; and

  4.
  to reward individual performance and contribution to the achievement of the Company's objectives.

(ii) Short-term Incentive Awards

        Short-term incentive awards are designed to deliver constantly improving operating performance on an annual basis. The achievement of annual targets on a consistent basis increases long-term shareholder value. Short-term incentive awards are paid as cash bonuses on an annual basis. Plan participants range from the named executives to individual managers with the amount payable based on a percentage of an executive's base salary within a range of 90% to 10%.

        The amount of the short-term award payable is tied to achieving thresholds based on two or more of the following four components:

  1.
  the budgeted operating profit performance (segment profit) of individual business units and/or the Company as a whole;

  2.
  the budgeted free cash flow of the Company on a consolidated basis;

  3.
  the budgeted earnings per share; and

  4.
  each executive meeting his or her personal objectives.

        For example, the Chief Executive Officer's components for fiscal 2008 were consolidated budgeted free cash flow (45%), budgeted earnings per share (45%) and personal objectives (10%). Divisional presidents are measured on budgeted divisional segment profit (64%), budgeted consolidated free cash flow (20%) and personal objectives (16%). Bonuses for personal objectives are only paid out to the Named Executive Officers if the financial performance targets are attained.

(iii) Mid-term and Long-term Incentive Awards

        Mid-term incentive awards, or performance share units (PSUs), were introduced in September 2002 as a complement to the short-term incentive (STIP) and long-term incentive (LTIP) plans to reward performance over a three-year period. The awards may be granted annually to certain key employees with the number of units awarded as a percentage of the executive's base salary. Performance criteria consisting of minimum share price targets and continued employment must be met before a payment is made. The criteria is based on a minimum share price appreciation of between 12% and 16%.

        Long-term incentive awards in the form of stock options may be granted annually with the target award set as a percentage of the executive's salary, based on corporate performance and the achievement of personal performance objectives in the previous fiscal year. Generally, the value of long-term stock option award targets are higher as a percentage of base salary than short-term cash awards. The Company does not take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year. There is no set percentage weighting of corporate versus personal objectives in the determination of long-term incentive awards. The importance of these factors is left to the discretion of the Committee which may vary its relative weightings for each executive from year to year. The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Committee.

        In fiscal 2006, the Company implemented a new long-term plan in the form of restricted share units (RSUs) for senior management based on total shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The plan was intended to encourage and reward outstanding performance by plan participants if certain performance measures were met. The plan was also designed to act as a retention tool. The plan had two performance measures. The first measure was absolute annualized total shareholder return representing 80% of the potential award. The annual volume weighted return was based on three target levels of 13.5%, 16% and 20%. The second measure was relative performance against relevant peer companies representing 20% of the potential award. Under the original terms of the plan, the participant was not eligible to receive an award until two years after achieving the target and the award vested at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. The Plan was subsequently amended and the awards are now eligible to be received by the participants after the restriction periods end on August 31, 2008 and August 31, 2009. The plan calls for the obligation to be funded by the issuance of Corus shares or cash.

        In fiscal 2008 the Company implemented for senior management a new component to the long term plan (to replace the PSU component) in the form of Performance Share Units, based on annual total shareholder return (TSR) for the three years commencing September 1, 2007 and ending August 31, 2010. The Performance Share Units only vest if the three year annualized TSR is equal to or exceeds 10%. TSR is based on the change in the market price of the shares in the performance period plus the aggregate value of the dividends paid on the shares over the period. The starting market price for performance measurement purposes on the date of the grant in fiscal 2008 was $24.51. The payout criteria is as follows:

TSR	Performance Factor
17.0% or more	150%
13.5%	100%
10.0%	50%
Below 10%	N/A (no payout)

        Under the new incentive plan the Company has established a three year annualized return target of 13.5% for the participant to achieve a 100% payout. If the three year annualized return is less than a return of 10%, there is no payment even though there may have been an increase in shareholder value over the three year period. The annualized return for the first year of the PSU plan was negative, therefore to date no award has been granted to the members of the Plan.

        The base salaries for the Executive Chair and the Chief Executive Officer are determined in the same manner as that of all other executives. The Executive Chair and the Chief Executive Officer do not participate in the Committee's or the Board's decisions nor does she/he vote relating to her/his compensation. The short-term and long-term components of the Chief Executive Officer's incentive compensation were determined in accordance with his employment contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards. The Company has targeted its base salary levels for all executives, including the Executive Chair and the Chief Executive Officer, at approximately the 50th percentile of companies within its comparison group while total compensation (including base salary) is targeted to be at approximately the 75th percentile based on its pay for performance philosophy.

        The Committee retained the services of Towers & Perrin of Toronto and William Mercer of Calgary during the fiscal year to complete a review of the long-term incentive plan and the Company pension for senior officers. As a result of that review the Company implemented a Supplementary Executive Retirement Plan for four of the named executives, effective September 1, 2007. The annual pension benefit will be 2% of pensionable earnings (base salary) multiplied by credited service from September 1, 2007, reduced by the registered pension plan determined at normal retirement, effective from the commencement date of September 1, 2007. The total fee paid to the consultants and approved by the Executive Chair amounted to approximately $150,000 in fiscal 2008.

        Submitted on behalf of the Committee:

    Terrance Royer, Chair
    Pierre Béland
    Dennis Erker

 EXECUTIVE COMPENSATION

        The following table sets forth the compensation of the Chief Executive Officer and the Chief Financial Officer of Corus and the three other most highly compensated executive officers of Corus (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Company.

Table 7 — Summary Compensation Table

		Annual Compensation			Long-Term and Mid-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted (#)(3)	Shares or Units Subject to Resale Restrictions (#)(4)	PSU Payouts ($)	All Other Compensation ($)(5)

John M. Cassaday President and CEO	2008 2007 2006	875,000 800,000 800,000	970,988 867,600 1,200,960	168,894 154,385 143,109	73,000 — 200,000	17,800 47,107 58,550	— — —	21,000 20,000 19,000

Thomas C. Peddie Senior Vice-President and CFO	2008 2007 2006	442,900 430,000 412,000	327,657 310,890 412,330	— — —	18,000 — 60,000	4,400 15,192 18,070	— 488,300 386,300	21,000 20,000 19,000

Heather A. Shaw Executive Chair	2008 2007 2006	825,000 750,000 750,000	915,503 813,375 1,125,900	— 155,301 161,352	60,200 — —	14,800 44,142 54,866	— — —	21,000 20,000 19,000

John P. Hayes(6) President, Radio	2008 2007 2006	542,450 542,450 530,450	92,217 367,013 124,143	— — —	22,600 — 60,000	— 23,956 29,124	— 488,300 386,300	21,000 20,000 19,000

Paul W. Robertson President, Television	2008 2007 2006	481,500 481,500 463,500	325,842 385,200 444,606	— — —	20,000 — 60,000	5,600 21,264 25,439	— 488,300 386,300	21,000 20,000 19,000

Notes:

(1)
Bonuses are accrued for the fiscal year in which the bonus was earned. Bonuses are paid following approval by the Compensation Committee. There are no discretionary bonuses.

(2)
Includes perquisites and other benefits if such compensation exceeds the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3)
See table under "Options Granted During Year Ended August 31, 2008". Share amounts have been adjusted for share splits.

(4)
Shares to be issued under the "Long-Term Incentive Plan" once the individual has met the eligibility requirements. The actual value of the shares for the Named Executive Officers will be the market price on the date of issue.

(5)
Represents amounts set aside to provide benefits under Corus' pension plans. See "Pension Plan" below.

(6)
John P. Hayes retired as President of Corus Radio effective August 31, 2008.

Table 7.1 — Enhanced Summary Compensation Tables

John M. Cassaday President and CEO	2008 ($)	2007 ($)	2006 ($)

Cash Compensation
Base Salary	875,000	800,000	800,000
Bonus	970,988	867,600	1,200,960

Total Cash Compensation	1,845,988	1,667,600	2,000,960

Long Term Compensation
Stock Options(1)	318,280	—	1,116,000
Restricted Share Units(2)	—	1,160,000	1,160,000
Performance Share Units	—	—	—
Other Units(3)	436,456	—	—

Total Long Term Compensation	754,736	1,160,000	2,276,000

TOTAL DIRECT COMPENSATION	2,600,724	2,827,600	4,276,960

Other Compensation
Perquisites	168,894	154,385	143,109
Pension Service Cost	21,000	20,000	19,000

Total Other Compensation	189,894	174,385	162,109

TOTAL COMPENSATION	2,790,618	3,001,985	4,439,069

Notes:

(1)
The stock option value was determined using the Black Scholes method at the time of the grant. These values are $5.58 for options granted in 2006 and $4.36 for options granted in 2008. The current value of the "in the money" options for the three year period based on the August 31, 2008 TSX closing share price of $19.53, is $681,000.

(2)
The Restricted Share Units represent the value of the units awarded in fiscal 2006 and fiscal 2007 at the time they were awarded.

(3)
The Other Units were issued at a share price of $24.52 and vest September 2012. The value at August 31, 2008 is $19.53 per share unit.

        Certain key employees are required to make a financial commitment towards ownership of Corus stock if they wish to participate in the Company's mid-term and/or long-term incentive plans, as applicable. The Company established specific thresholds that each current and future employee must attain within five years for participation in the plan. The threshold ranges are based on a multiple of base salary or base commissioned income. All Named Executive Officers of the Company have achieved the threshold. The thresholds for the mentioned key employee positions in the Company are as follows:

Executive Chair and Chief Executive Officer	5 times base salary
Divisional Presidents and Chief Financial Officer	2 times base salary
Vice Presidents and General Managers of Large Cluster Accounts	1 times base salary
General Managers, Vice Presidents, Directors	0.75 times base salary

Long-Term Incentive Plan

        Certain Named Executive Officers exercised stock options during the financial year ended August 31, 2008. At the end of fiscal 2008, the Named Executive Officers were eligible to receive a payout under the 2006 Long Term Incentive Plan (see Report on Executive Compensation). This was paid in fiscal 2009.

Performance Share Units (PSUs)

        In fiscal 2003, commencing as of September 1, 2002, the Company established an incentive plan for certain key employees consisting of PSUs. Each PSU entitled the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the TSX on August 31 of the year of the expiration date multiplied by the number of vested units determined by achievement of specific performance-based criteria related to the Company's share price appreciating by established increments for a ten consecutive day period at any time prior to the expiration of a three year restriction period. The employee must be actively employed by Corus as of the end of the restriction period to receive payment of the vested units. Commencing in fiscal 2006, the Named Executive Officers were no longer eligible to participate in this plan.

        Set out in the table below are the thresholds associated with PSUs granted in the three most recent fiscal years:

	Thresholds
				End of restriction period	Threshold met as at August 31, 2008
Fiscal year	1/3	2/3	Full

2008	28.32	32.86	38.11	August, 31, 2010	None

2007	22.41	25.99	30.15	August, 31, 2009	1/3

2006	18.71	21.70	25.17	August, 31, 2008	2/3

Stock Option Plan

        The Board adopted a proposed stock option plan (the "Stock Option Plan") on November 23, 1999, which was ratified by the shareholders of the Company at the 2000 Annual Meeting and subsequently amended at the 2007 Annual Meeting to provide for a 10% maximum rolling plan and to provide for a ten day extension for the exercise of options which expire during a black out trading period. Under the Stock Option Plan, options ("Options") to purchase Class B Non-Voting Shares may be granted from time to time by the directors of the Company to directors, officers and employees of and consultants to the Company and its subsidiaries (collectively, the "Participants"). Generally, stock options are granted on an annual basis at the start of the new fiscal year.

        The Stock Option Plan is administered by the Board and the Options may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary of the date of grant. The Options must be issued at not less than their fair market value, which is defined as being the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSX, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported.

        Pursuant to amendments made to the Stock Option Plan, the participation by insiders pursuant to the Stock Option Plan is restricted such that the aggregate number of Class B Non-Voting Shares issuable under the Stock Option Plan, combined with all Class B Non-Voting Shares issuable under all other security based compensation arrangements, to insiders, cannot exceed ten (10%) percent of the issued and outstanding Shares at any time; and the number of Shares issued to insiders in the aggregate within any one year period under the Stock Option Plan and all other security based compensation arrangements cannot exceed ten (10%) percent of the issued and outstanding Shares. The number of Shares issuable under options granted to any eligible individual, within a one year period, under the Stock Option Plan and all other security compensation arrangements, cannot exceed five (5%) percent of the issued and outstanding Shares at any time.

        The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

Options Granted During Year Ended August 31, 2008

        Table 8 sets out Options to purchase Class B Non-Voting Shares granted by the Company to the Named Executive Officers during the year ended August 31, 2008.

Table 8 — Option Grants During the Financial Year Ended August 31, 2008

Name	Securities/ SARs Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

John M. Cassaday	73,000	28.5	22.65	22.65	July 8, 2015

Thomas C. Peddie	18,000	7.0	22.65	22.65	July 8, 2015

Heather A. Shaw	60,200	23.5	22.65	22.65	July 8, 2015

John P. Hayes	22.600	8.8	22.65	22.65	July 8, 2015

Paul W. Robertson	20,000	7.8	22.65	22.65	July 8, 2015

        Table 9 indicates the Options exercised during the financial year ended August 31, 2008 by each of the Named Executive Officers and the value of Options unexercised at financial year end.

Table 9 — Aggregate Options Exercised During the Financial Year Ended
August 31, 2008 and Option Values as at August 31, 2008

					Value of Unexercised In-the-Money Options as at August 31, 2008(1) ($)
			Unexercised options as at August 31, 2008 (#)
	Securities acquired on exercise (#)
		Aggregate value realized ($)
Name			Exercisable	Non- Exercisable	Exercisable	Non- Exercisable

John M. Cassaday	203,480	1,574,699	950,000	243,000	6,526,550	874,950

Thomas C. Peddie	60,000	288,900	151,080	58,000	796,401	178,500

Heather A. Shaw	Nil	Nil	815,000	125,200	6,208,525	496,275

John P. Hayes	Nil	Nil	446,088	62,600	2,098,374	178,500

Paul W. Robertson	20,000	260,400	156,950	60,000	630,724	178,500

(1)
Based on the August 31, 2008 TSX closing price of $19.53 per Class B Non-Voting Share.

Restricted Share Units (RSUs)

        In fiscal 2006, the Company implemented a new long-term RSU Plan (the "Plan") for senior management based on total shareholder appreciation targets over a cumulative five-year period and peer group performance. The Plan was intended to encourage and reward outstanding performance by plan participants when certain performance measures are met. The Plan was also designed to act as a retention tool. The Plan has two performance measures. The first measure is absolute annualized total shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. Under the original terms of the plan, the participant was not eligible to receive an award until two years after achieving the target and the award vested at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. The Plan was subsequently amended and the awards are now eligible to be received by the participants after the restriction periods end on August 31, 2008 and August 31, 2009. The plan calls for the obligation to be funded by the issuance of Corus shares or cash.

        In both fiscals 2006 and 2007, the volume weighted share price increased by greater than 20%, resulting in the earning of a "maximum" award in those years. The Company also outperformed its peer companies, with one exception where the company was acquired through acquisition, resulting in the earning of a "target" award.

        The value of the award for fiscal 2006 of $5.1 million was paid in cash to the eligible participants in September 2008. The current value of the fiscal 2007 award based on August 31, 2008 share price of $19.12 is $4.1 million. The award will be paid to the eligible participants in September 2009.

        Table 10 outlines the number of RSUs awarded during the fiscal years ended August 31, 2007 and 2006 to each of the Named Executive Officers; the restriction period; and the market value at financial year end. No awards were made to the named executive officers in 2008 as the plan was replaced by a new plan and under which the performance targets have not been achieved.

Table 10 — RSU Awards in Fiscal 2007 and Fiscal 2006

Estimated Future Payouts(2)
Name		Securities/Units Or Other Rights (#)	Base Price(1) ($)	End of restriction period	Threshold Achieved at August 31, 2008 (#)	Unrealized Market Value at August 31, 2008 ($)

John M. Cassaday	2007 2006	47,107 58,550	24.625 19.812	August 31, 2009 August 31, 2008	48,406 61,605	925,517 1,177,894

Thomas C. Peddie	2007 2006	15,192 18,070	24.625 19.812	August 31, 2009 August 31, 2008	15,611 19,013	298,479 363,522

Heather A. Shaw	2007 2006	44,142 54,866	24.625 19.812	August 31, 2009 August 31, 2008	45,359 57,728	867,274 1,103,767

John P. Hayes	2007 2006	23,956 29,124	24.625 19.812	August 31, 2009 August 31, 2008	24,617 30,643	470,669 585,900

Paul W. Robertson	2007 2006	21,264 25,439	24.625 19.812	August 31, 2009 August 31, 2008	21,851 26,766	417,783 511,774

(1)
Based on the 20 day average closing price on the TSX for the periods ended August 31, 2007 and August 31, 2006.

(2)
Assumes Named Executive meets employment criteria. The unrealized market value of the RSUs is based on the August 31, 2008 TSX closing share price of $19.53 and includes notional dividends.

Securities Authorized For Issuance Under Equity Compensation Plans

        Table 11 provides details of equity compensation plan information as at the fiscal year ended August 31, 2008.

Table 11 — Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (#)

Equity compensation plans approved by security holders	3,869,288	13.85	3,866,870

Employee Share Purchase Plan

        An employee share purchase plan (the "ESPP") was introduced by the Company to provide employees of the Company ("Participants") with an incentive to increase the profitability of the Company and as a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Company and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Company, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Company.

        Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the Participant's monthly basic compensation. For employees in job grades 1 through 6, the Company contributes an amount equal to 25%

of the Participant's contributions for that month. For employees in job grades 7 through 12, the Company contributes an amount equal to 35% of the Participant's contributions that month. Solium Capital, as trustee under the ESPP, acquires Class B Non-Voting Shares for the benefit of Participants through the facilities of the TSX using monies contributed to the ESPP. A Participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12-month period without penalty. Contributions on behalf of the Named Executive Officers are included in "Other Annual Compensation" in Table 7 — Summary Compensation Table.

Pension Plan

        The Company provides all non unionized employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Company makes annual contributions equal to 5% of each employee's annual salary to a maximum contribution $21,000. Funds are accumulated under the employee's name and used on retirement to purchase one of several types of financial instruments at the option of the employee. Contributions on behalf of the Named Executive Officers are included in "All Other Compensation" in Table 7 — Summary Compensation Table. The Company implemented a Supplementary Executive Retirement Plan (SERP) for four of the named executives effective September 1, 2007. The annual pension benefit will be 2% of pensionable earnings (base salary) multiplied by credited service from September 1, 2007, reduced by the registered pension plan determined at normal retirement, effective from the commencement date of September 1, 2007. The SERP does not vest for the four current Named Executive Officers until 2010.

Employment Agreements

        The Company has an employment agreement effective September 1, 2005 with John M. Cassaday, President and Chief Executive Officer. The agreement provides for an annual salary of $800,000 in fiscal 2006 and fiscal 2007, to be reviewed bi-annually commencing September 1, 2007, and targeted bonus at 90% of his annual salary. In fiscal 2008, Mr. Cassaday's annual salary increased to $875,000. The original agreement also provided for long-term compensation based on the Company achieving certain annual total shareholder returns of 13.5%, 16% and 20% over a cumulative five-year period. The contract was amended in 2007 and the long-term compensation is now based on achieving total annual shareholder return of 10% to 17% over a three year performance period. The agreement provides for severance payments in the event of termination of Mr. Cassaday's services for reasons other than cause, or for a change of control, equal to two times his annual salary and short-term incentive bonus at target. The term of the agreement is until March 2015, when Mr. Cassaday reaches the age of 62. No other Named Executive Officer has an employment contract with the Company.

 PERFORMANCE GRAPH

        The Class B Non-Voting Shares of the Company were listed and posted for trading under the symbol "CJR.NV.B" on the TSX from September 3, 1999 to June 6, 2006. The listing was changed on the TSX to its current symbol "CJR.B" on June 7, 2006. The following chart compares the cumulative total shareholder return on $100 invested in Class B Non-Voting Shares of the Company on September 1, 1999 with the cumulative total shareholder return of the S&P/TSX Composite Index for the period September 1, 1999 to August 31, 2008 (assuming the reinvestment of dividends).

Relative Total Return Performance Corus vs. S&P/TSX Composite Index
September 1, 1999 to August 31, 2008

FOR THE FISCAL YEARS	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Corus	100	225	155	105	124	123	168	202	262	215

S&P/TSX Composite	100	161	106	95	108	120	153	173	196	198

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinated Notes and relocation housing and investment loans. All of the loans to directors, executive officers and senior officers were granted prior to July 31, 2002 in keeping with Guideline 2 of the Sarbanes-Oxley Act of 2002. The loans granted by the Company to such directors or officers do not bear interest. The Company has either obtained a mortgage on the personal residence of each such director or officer in the full amount of the loan to such director or officer as security for such indebtedness or retained a promissory note and the relevant Class B Non-Voting Shares as security against the indebtedness. The aggregate amount of such indebtedness as of the date hereof was $1,342,105 as detailed in Table 12. No other director or officer of the Company is or has been indebted to the Company. Table 13 sets forth details of individual indebtedness to Corus.

Table 12 — Aggregate Indebtedness During the Twelve Months Ended November 28, 2008

Purpose	To the Company or its Subsidiaries	To Another Entity

Share Purchases	$808,105	Nil

Other	$534,000	Nil

Table 13 — Indebtedness Under Securities Purchase Program and Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2008 ($)	Amount Outstanding as at November 15, 2008 ($)	Financially Assisted Securities Purchases During Fiscal 2008 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2008 ($)

Hal Blackadar Vice President, Human Resources	Lender	15,238	0	Nil	(1)	Nil

John M. Cassaday President and Chief Executive Officer	Lender	151,921	91,921	Nil	(1)	Nil

Bryan Ellis Vice President, Corporate Development and Radio Planning	Lender	30,921	17,505	Nil	(1)	Nil

James Johnston General Manager, Corus Radio Vancouver	Lender	142,500	114,000	Nil	(1)	Nil

Chris Pandoff Regional Vice President, Ontario Radio	Lender	137,000	109,500	Nil	(1)	Nil

Thomas C. Peddie Senior Vice President and Chief Financial Officer	Lender	280,000	224,000	Nil	(1)	Nil

Paul W. Robertson President, Television	Lender	300,000	240,000	Nil	(1)	Nil

Doug Rutherford Regional Vice President, Western Radio, General Manager, Edmonton Radio	Lender	40,570	11,179	Nil	(1)	Nil

Total Securities Purchase Programs			808,105

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2008 ($)	Amount Outstanding as at November 15, 2008 ($)	Financially Assisted Securities Purchases During Fiscal 2008 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2008 ($)

John M. Cassaday President and Chief Executive Officer	Lender	340,000	270,000	Nil	(2)	Nil

Heather A. Shaw Executive Chair	Lender	268,000	244,000	Nil	(3)	Nil

Total Other Programs			514,000

Notes:

(1)
The loan has a 10-year term from December 1, 2001 with annual instalments and is secured by Class B Non-Voting Shares.

(2)
Secured by Class B Non-Voting Shares and a residential mortgage, with annual instalments.

(3)
Secured by a residential mortgage, with annual instalments.

 DIRECTORS' AND OFFICERS' SHAREHOLDINGS

        As of November 28, 2008, the directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 53.0% of the issued and outstanding Corus Class A Voting Shares and 4.6% of the issued and outstanding Class B Non-Voting Shares. The Class A Voting Shares held by Heather and Julie Shaw are included in the total of JR Shaw pursuant to the Voting Trust Agreement.

DIRECTORS' AND OFFICERS' INSURANCE

        Corus has purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries which covers any liability incurred by them while acting in their capacity as such in respect of wrongful acts, errors or omissions. The aggregate policy limit in fiscal 2008 was U.S.$30 million with a corporate retention limit of U.S.$250,000 on Indemnifiable Losses and U.S.$750,000 million on US Securities Claims. The annual premium is approximately U.S.$352,000.

NORMAL COURSE ISSUER BID

        The Company currently has a Normal Course Issuer Bid in place for the purchase of up to 6,000,000 Class B Non-Voting Shares. As of November 28, 2008, the Company has acquired 3,612,966 Class B Non-Voting Shares at an average price of $18.83. The Normal Course Issuer Bid expires February 14, 2009.

PARTICULARS OF OTHER MATTERS

        Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

2009 SHAREHOLDER PROPOSALS

        Shareholder proposals must be submitted no later than October 9, 2009 to be considered for inclusion in next year's Management Information Circular for the purposes of the Company's 2009 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

        Corus will provide to any person or company, upon written request to the Vice President, Communications, of the Company, at Suite 1630, Brookfield Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario, M5J 2T3, a copy of:

  (a)
  its latest Annual Information Form, together with one copy of any document or pertinent pages of any documents incorporated therein by reference;

  (b)
  its comparative consolidated financial statements for the year ended August 31, 2008, together with the report of its auditors thereon, and any interim statements filed subsequently;

  (c)
  its Notice and Management Information Circular for its last Annual Meeting of Shareholders; and

  (d)
  its Annual Report for its last Annual Meeting of Shareholders.

        This information and any material press releases relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

        Financial information for the fiscal year ended August 31, 2008 for the Company is provided in the Company's comparative consolidated financial statements and Management's Discussion and Analysis.

 CERTIFICATE

        The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

        Toronto, Ontario, December 11, 2008.

By Order of the Board of Directors
JOHN M. CASSADAY President and Chief Executive Officer

 Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board of Directors of the Company (the "Board") endorses the principle that sound corporate governance practices ("Corporate Governance Practices") are important to the proper functioning of the Company and the enhancement of the interests of its shareholders. The Company's Corporate Governance Practices are summarized below. This statement of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and approved by the Board.

TSX Guidelines

Guideline 1 — Stewardship of the Company
The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically assume responsibility for:
The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board acts in accordance with:
• The Canada Business Corporations Act
• The Company's Articles of Incorporation and By-laws
• The Company's Code of Business Conduct
• The charters of the Board and the Board committees
• Other applicable laws and Company policies

The Board has explicitly assumed responsibility for the stewardship of the Company and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets; (ii) the principal risks and the adequacy of systems and procedures to manage these risks; (iii) management development, succession planning and compensation and benefit policies; (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Company's communications policies; (vi) the Company's Corporate Governance Practices; and (vii) the integrity of the Company's internal control and management information systems.
The Board meets a minimum of six times a year. The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Company's affairs.
Copies of the Company's Code of Business Conduct and charters of the Board and its committees can be found on the Company's website at www.corusent.com in the Investor Information section.

Guideline 1A — Strategic planning process
Adoption of a strategic planning process

The Board of Directors meets at least once annually for a strategy session. In addition, the Board holds meetings from time to time which focus on specific strategic matters. In fiscal 2008, the Board met for a two-day strategic planning session and also reviewed the strategy each quarter in the light of current business and other conditions.

Guideline 1B — Principal risks
Identification of principal risks and implementing risk management systems

The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. In fiscal 2004, a Disclosure Committee was created as a requirement pursuant to the regulations of the Sarbanes-Oxley Act of 2002 and principal risks are discussed and reviewed at each Board meeting.

The Disclosure Committee, comprising the Vice President, Controller (Chair); the Vice President, Risk and Compliance; the Chief Technology Officer; the Vice President, Finance of the Divisions; the Vice President of Communications; the Vice President and General Counsel; and Vice President, Business Development, meets on a quarterly basis to review operational and strategic risks to the Company. The impact of these risks are ranked on a high, medium and low basis and are reviewed with the Chief Executive Officer and Chief Financial Officer prior to being reviewed quarterly with the Audit Committee and the Board.
The Audit Committee makes recommendations in this regard, as necessary.

Guideline 1C — Succession planning
Succession planning and monitoring senior management

The Board is responsible for choosing the President and Chief Executive Officer, appointing senior management and for monitoring their performance and development. The Company has a formal succession planning and performance measuring process which identifies key performers throughout all levels of the organization. The results of this process are reviewed at least annually with the Board. Corus believes in the development of its people and furthers that goal through its internally created Corus University and President's Council.

Guideline 1D — Communications policy
Communications policy

The Disclosure Committee has been mandated by the Board to ensure that internal procedures are in place to ensure effective communication between the Company, stakeholders and the public. The Board approves annual and quarterly reports including press releases and financial guidance. The Company promptly provides full and plain disclosure of all material information, as required by law. The Company also holds quarterly meetings with analysts and institutional investors by telephone conference call, which are open to the financial press as well as to the public (through simultaneous webcasting). The Company maintains a website on which it posts all press releases and other information which shareholders would find helpful. Investor and shareholder concerns are addressed on an ongoing basis by the Chief Financial Officer's office.

1E — Integrity of internal control
Integrity of internal control and management information systems

The Board and Audit Committee are responsible for supervision of the reliability and integrity of the accounting principles and practices, as well as the financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls. The Audit Committee maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee and the Board, on a regular basis and at least quarterly, on matters relating to internal control.

In fiscal 2004, the Company began the process of documenting and evaluating its internal control processes with the necessity of certifying the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, as required by the regulations of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews the progress of this process on a quarterly basis. The Company certified the design and operating effectiveness of its disclosure controls and procedures and its internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 for fiscal 2006, 2007 and 2008.

Guideline 2 — Board independence
A majority of directors should be "unrelated". The TSX defines an unrelated director as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Of the 10 Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. One of the eight outside directors is a related and non-independent director. In fiscal 2008, the Board considers Julie Shaw, Vice Chair, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related and non-independent director.

The Company is indirectly controlled by JR Shaw, the significant shareholder of the Company, who beneficially owns, controls or directs, through a Voting Trust Agreement, 2,906,896 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount to approximately 84.4% of the issued and outstanding Class A Voting Shares of the Company.

Guideline 3 — Individual unrelated directors
Disclose, for each director, whether he or she is related, and how that conclusion was reached.

The Board is responsible, through the Corporate Governance Committee, for determining whether or not each director is an unrelated director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. The majority of directors are unrelated to the Company.

Related directors of Corus are: John Cassaday, President and CEO of Corus Entertainment Inc.; Heather Shaw, Executive Chair of Corus Entertainment Inc., and a daughter of JR Shaw; Julie Shaw, a daughter of JR Shaw.

Unrelated directors of Corus are Pierre Béland, Dennis Erker, Carolyn Hursh, Wendy Leaney, Ronald Rogers, Catherine Roozen and Terrance Royer. None of these unrelated directors work in the day-to-day operations of the Company, are party to any material contracts with the Company or receive any material fees other than as directors. The Board believes that all seven of the unrelated directors are independent directors who are free from any interests in or relationships with the significant shareholder or any of its affiliates.
More information about each director, including other directorships and meeting attendance, can be found in Table 1 — Slate of Director Nominees.

Guideline 4 — Nominating Committee
Appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated, responsible for proposing to the full Board of Directors new nominees for election to the Board and for assessing directors on an ongoing basis.
The Corporate Governance Committee has the mandate to:
• Annually recommend new candidates for the Board;
• Review credentials of nominees for election;
• Recommend candidates for filling vacancies on the Board; and
• Ensure qualifications are maintained.
The Corporate Governance Committee has a formal process for the review and assessment of the members and potential members of the Board of Directors.
The members of the Corporate Governance Committee are Dennis Erker (Chair), Julie Shaw and Carolyn Hursh. Two of the Committee members are outside and independent directors.

In identifying candidates for election or appointment to the Board, the Corporate Governance Committee recognizes the benefits of diversity and seeks to select candidates who by virtue of their differing skills, areas of expertise, professional and personal backgrounds and geographic location, are best able to contribute to the direction of the business and affairs of the Company.

Guideline 5 — Assessing the Board's effectiveness
Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

The Corporate Governance Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board, its committees and individual directors, and recommend improvements. The Corporate Governance Committee has adopted a formal process in this regard and conducts a bi-annual survey of directors on effectiveness of the operations of the Board and their respective committees and a director's self evaluation using an outside and independent resource.

It is the responsibility of the Chair of the Board to ensure the effective operation of the Board in fulfilling its mandate. The Chair discusses directly with each chair of the committees the mandate and functioning of the committees and reviews any recommendations from the committees regarding their effectiveness with the Corporate Governance Committee. The Corporate Governance Committee conducts a bi-annual evaluation, using an independent third party, to study the effectiveness of the Board and its committees and recommends changes as required.

Guideline 6 — Orientation and education of directors
Provide an orientation and education program for new directors.

A one-day orientation meeting is held for new Board members and any current directors wishing a refresher course. All Board members have highly detailed manuals relating to Corus and the industry, which are updated on a yearly basis, or more frequently if necessary. The Company has a formal and scheduled on-going education process for our directors, relating to Corus and industry initiatives. In addition, senior management makes regular quarterly presentations to the Board on the main areas of the business.

Guideline 7 — Effective Board size
Examine Board size with a view to determining the impact of the number of directors upon Board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making.

The Board has considered this issue and is of the view that the current size of 10 to 14 members is suited to the Company's circumstances and allows for the efficient functioning of the Board as a decision-making body and the appropriate staffing of committees to which active mandates have been delegated.

Guideline 8 — Compensation of directors
The Board should review compensation of directors in light of risks and responsibilities involved in being a director.

The Human Resources Committee is mandated to review and recommend to the Board proposals for the remuneration of directors. The Committee considers time commitment, responsibilities and fees paid by the Company's peer group in determining remuneration. This ensures the Company continues to maintain, and attract, the best individuals. Directors may receive their compensation in the form of deferred stock units, cash or a combination of the two. Directors must hold a minimum of at least 4,000 shares of the Company or an amount equal to three times the annual retainer, whichever amount is higher. See Table 3 of this Circular for information about the compensation received by the directors in fiscal 2008.
The members of the Human Resources Committee are: Terrance Royer (Chair), Pierre Béland and Dennis Erker. All members of the Committee are independent.

Guideline 9 — Committees and outside directors
Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated.
The Board has mandated four committees:
• the Audit Committee
• the Corporate Governance Committee
• the Executive Committee
• the Human Resources Committee
Each of the Corporate Governance, Human Resources and Audit Committees are chaired by unrelated directors and no management is on the committee.

Audit Committee

The members of the Audit Committee were Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. All members of this Committee are outside directors. The Committee met four times in fiscal 2008, with all members in attendance at all meetings.

The Committee's responsibilities include receiving and approving the Company's quarterly consolidated financial statements, financial reporting procedures, internal audit plan, the adequacy of internal controls and information systems, the external audit plan and the terms of engagement and fees of the external auditors and the performance of the Company's internal and external auditors. The Committee also has the responsibility to review, and to recommend for approval, the annual consolidated financial statements prior to their approval by the Board.
Corporate Governance Committee

The members of the Corporate Governance Committee are Dennis Erker (Chair), Carolyn Hursh and Julie Shaw. Two members of this Committee are outside and independent directors. The Committee met four times in fiscal 2008, with all members in attendance at all meetings.

The Committee is responsible for developing the approach of the Company to matters of corporate governance, including the mandate, size and composition of the Board and its committees and assessing the effectiveness of the Board, its members and committees. The Committee is also responsible for reporting to the Board appropriate nominees for election to the Board and ensuring new directors receive appropriate orientation and materials. The Committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Company in appropriate circumstances.
Executive Committee
The members of the Executive Committee are Heather Shaw (related), Dennis Erker, Terrance Royer, Ron Rogers and John Cassaday. Ms. Shaw and Mr. Cassaday are inside directors.

Subject to the Company's articles, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Company's governing statute, being the Canada Business Corporations Act.
Human Resources Committee

The members of the Human Resources Committee are Terrance Royer (Chair), Pierre Béland and Dennis Erker. All members of this Committee are outside and independent directors. This Committee met five times in fiscal 2008.

The Committee approves the compensation of senior executives and reviews and recommends to the Board for approval the Company's executive compensation policies. The Committee also reviews the design and competitiveness of the Company's compensation and benefit program and the Company's management development and succession planning for its senior executives. The Committee is also responsible for reporting to the Board with respect to the adequacy and form of the compensation of directors.

Guideline 10 — Approach to corporate governance
The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Company's approach to corporate governance issues.

The Corporate Governance Committee is generally mandated to be responsible for developing policies and implementing procedures related to the Board of Directors' governance of the Company. Included in its mandate is responsibility for: developing and monitoring the Company's approach to corporate governance issues, establishing procedures for the identification of new nominees to the Board and assessing the effectiveness of the Board and its committees.

Guideline 11 — Position descriptions
The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board has formalized its governance mandate through the adoption of a written charter that defines its stewardship responsibilities. The Board of Directors' principal responsibilities are: to review and approve strategic plans and objectives for the Company; establish appropriate limitations on authority of the executives; review and approve major corporate decisions and plans; provide oversight to the conduct of business; and review financial performance against goals. This mandate is to be carried out in a manner that protects the Company's value and provides ongoing benefit to shareholders. In addition, the Board has established a formal written policy articulating executive limitations on the authority of the executives regarding the conduct of the business.

In addition, all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations require prior approval of the Board or of a Board Committee to which appropriate authority has been delegated by the Board. In particular, the Board approves the appointment of all executive officers, the long-term strategic plans of the Company and the annual operating and capital plans.

The Human Resources Committee sets objectives in consultation with the CEO, and reviews performance against those objectives at least annually. These objectives include the general mandate to maximize shareholder value and to fulfill the strategic plans.

The CEO's objectives, as noted above, are reviewed in full by the Board. The Board also approves position descriptions for the Chairs of the Audit, Corporate Governance and Human Resources Committees as well as the Executive Chair.

Guideline 12 — Board independence
Establish procedures to enable the Board to function independently of management.

The Corporate Governance Committee is responsible for monitoring the Board's relationship with management and the CEO. John Cassaday, President and CEO of the Company, is also a member of the Board. The Company nonetheless aligns with this Guideline, as it has instituted structures and processes to facilitate the functioning of the Board independently of management where needed.
The Board and all Committees have in-camera sessions at each meeting to allow for private and more open discussions. In addition, the Independent Directors meet as a group at least once annually.

While the Company maintains separation between the positions of the Executive Chair and the Chief Executive Officer of the Company, in keeping with the Company's commitment to best corporate governance practices, effective January 22, 2004, the Board appointed Terrance Royer as the Lead Independent Director for the Company. The Lead Independent Director was appointed to ensure that an independent process is available to directors and with the understanding that the lead director would be an independent director. The Lead Independent Director was appointed for purposes of being able to perform the duties of the Executive Chair in her absence and to ensure that there is an independent director available to deal with issues or comments which any director may have in relation to the independence and overall functioning of the Board and its Committees.

Guideline 13 — Audit Committee
The Audit Committee should be composed only of outside directors. The roles and the responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The members of the Audit Committee, all of whom were outside and independent directors, are Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. All of the Committee members are financially literate, as per the Ontario Securities Commission requirements of Multilateral Instrument 52-110, and Mr. Rogers, a chartered accountant, is considered to be a financial expert for United States reporting purposes during his tenure as Committee Chair.

The Company has established an Audit Committee which is mandated to: oversee the retention, independence, performance and compensation of our independent auditors; and the establishment of the Company's risk management, internal controls and information systems. In particular, the Audit Committee is responsible for ensuring the adequacy and effectiveness of internal control over financial reporting. The Audit Committee is permitted and encouraged to consult with management, internal auditors, and external auditors on matters related to our annual audit and the internal procedures.

Guideline 14 — Outside advisors
The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Individual directors or committees may hire outside advisors at the Company's expense, subject to approval by the Executive Chair, as required, in connection with the fulfillment of their duties and responsibilities as part of the approval process. As noted above, the Audit Committee is permitted and encouraged to consult directly with the external auditors. The external auditors report directly to the Audit Committee and to the Board.

NYSE Corporate Governance Guidelines

Guideline 1
The Board must affirmatively determine each director's independence and disclose those determinations.
The Board has adopted standards for director independence. See TSX Guidelines 2 and 3.

Guideline 2
A majority of the directors must be independent
A majority of the directors are independent.
Following the Company's Annual Meeting, and assuming that proposed directors nominated in this Circular are elected, nine of the twelve directors, or 75%, will be independent. See TSX Guideline 2.

Guideline 3
Non-management directors must meet at regularly scheduled executive sessions without management.

At each meeting of the Board and Committees, time is specifically scheduled for an in-camera meeting without management present. In addition, the Independent Directors meet as a group at least once annually.
The Lead Independent Director, Terrance Royer, serves as chair of these sessions for the Board.

Guideline 4
There must be a nominating/corporate governance committee composed entirely of independent directors.
The Corporate Governance Committee also acts as the nominating committee for the Company. Two of the three Directors are independent as required by TSX Guideline 4.

Guideline 5
The nominating/corporate governance committee must have a written charter that addresses: (i) the committee's purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Corporate Governance Committee is available on the Company's website at www.corusent.com in the Investor Information section.
The Committee's performance is evaluated bi-annually. See TSX Guidelines 4, 5, 9 and 10.

Guideline 6
There must be a compensation committee composed entirely of independent directors.
The Human Resources Committee acts as the compensation committee for the Company, has three members and is composed entirely of independent directors. See TSX Guideline 9.

Guideline 7
The compensation committee must have a written charter that addresses: (i) the committee's purpose and responsibilities and (ii) an annual performance evaluation.
The charter of the Human Resources Committee is available on the Company's website at www.corusent.com in the Investor Information section.
The Committee's performance is evaluated bi-annually. See TSX Guidelines 5 and 9.

Guideline 8
The audit committee must have a minimum of three members, all of whom must be independent.
The Audit Committee has three members and is composed entirely of independent directors. See TSX Guidelines 9 and 13.

Guideline 9
The audit committee must have a written charter that addresses: (i) the committee's purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Audit Committee is available on the Company's website at www.corusent.com in the Investor Information section.
The Committee's performance is evaluated bi-annually. See TSX Guideline 9.

Guideline 10
The Company must have an internal audit function.
The Company has maintained an internal audit function since fiscal 2005.

Guideline 11
The Company must adopt and disclose corporate governance guidelines.
See Part III — Corporate Governance of this Circular and TSX Guideline 10.

Guideline 12
The Company must adopt and disclose a code of business conduct.
The Code of Business Conduct can be found on the Company's website at www.corusent.com in the Investor Information section. Also TSX Guideline 1.

Sarbanes-Oxley Act of 2002 and related United States requirements

Guideline 1
The CEO and CFO must certify, among other things, that the financial statements contained in the Company's annual report filed with the Securities and Exchange Commission ("SEC") fairly present the financial condition and results of operations of the Company.
The Company prepares and files annually the required CEO and CFO certifications.
Divisional Presidents of the Company sign mirror certifications which are kept on file at the office of the Chief Financial Officer.
The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

Guideline 2
The CEO and CFO must certify, among other things, that the Company's annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Company.
The Company prepares and files annually the required CEO and CFO certifications.
The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its Annual Report filed with the SEC.

Guideline 3
The Company must disclose the CEO and CFO's (i) conclusions on the effectiveness of the Company's disclosure controls and procedures; and (ii) any changes to internal controls which had or are reasonable likely to have a material impact on internal control over financial reporting.

As part of the certification process relating to the Annual Report filed with the SEC including the consolidated financial statements, the CEO and CFO certify that they are satisfied with the design and effectiveness of the Company's internal controls and procedures.

Guideline 4
The Company must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Company's public disclosures.
The Company has a formal Disclosure Committee. See TSX Guidelines 1B and 1E.

Guideline 5
The Company must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.

All directors and officers of the Company, including the Chief Financial Officer and Chief Executive Officer, confirm their compliance with the written code on an annual basis. There were no waivers of the code in fiscal 2008. See TSX Guideline 1 and NYSE Guideline 12.

Guideline 6
The Company must disclose the identity of the financial expert on the Audit Committee.
Ronald Rogers is the financial expert on the Audit Committee.

Guideline 7
The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.
Formal procedures and policies are in place for pre-approval. See TSX Guidelines 9 and 13 and NYSE Guideline 9.

Guideline 8
The Company must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.
The Company, through a third party, maintains a 24-hour employee hotline in both the English and French language.

Guideline 9
The Company must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.
A process of anonymity and protection is in place.

Guideline 10
The Company must restrict lending to any of its directors or executive officers.
Lending is restricted as per the requirements of Sarbanes-Oxley Act of 2002.

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR
PROXY SOLICITATION
APPOINTMENT OF PROXIES
REVOCATION OF PROXIES
VOTING OF PROXY
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
RESTRICTIVE SHARES
FINANCIAL STATEMENTS
NUMBER OF DIRECTORS
ELECTION OF DIRECTORS
APPOINTMENT AND REMUNERATION OF AUDITORS
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
SHAREHOLDER PROPOSALS
STATEMENT OF CORPORATE GOVERNANCE
DIRECTOR INDEPENDENCE STANDARDS
REPORT ON EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
DIRECTORS' AND OFFICERS' SHAREHOLDINGS
DIRECTORS' AND OFFICERS' INSURANCE
NORMAL COURSE ISSUER BID
PARTICULARS OF OTHER MATTERS
2009 SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
CERTIFICATE
Schedule A STATEMENT OF CORPORATE GOVERNANCE PRACTICES